Exhibit 99.1

AVG Announces First Quarter 2016 Financial Results

Total Mobile Revenues Grow 38 Percent Annually

AMSTERDAM, April 27, 2016 /PRNewswire/ — AVG Technologies N.V. (NYSE: AVG), the online security company™ providing leading software and services to secure devices, data and people, today reported results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•	Achieved quarterly revenue of $107.9 million; Non-GAAP adjusted EPS was $0.44.

•	Revenue from Emerging Businesses, which includes Mobile, VPN and hosted-SMB, grew 57 percent over last year, comprising 28 percent of total revenue.

•	Subscription revenue grew 9 percent over the same period last year.

•	ZEN user base at 53 million.

First quarter 2016 financial results

Revenue for the first quarter of 2016 grew 5 percent to $107.9 million, compared with $102.8 million in the first quarter of 2015.

Non-GAAP adjusted net income for the quarter was $22.9 million, or $0.44 per diluted ordinary share. This compares with non-GAAP adjusted net income of $23.9 million, or $0.46 per diluted ordinary share for the first quarter of 2015. GAAP net income for the quarter was $11.3 million, or $0.22 per diluted ordinary share. This compares with GAAP net income of $11.9 million, or $0.22 per diluted ordinary share in the prior year’s first quarter1.

Non-GAAP adjusted operating income was $29.4 million for the quarter, compared with $31.7 million for the first quarter of 2015. GAAP operating income was $16.3 million for the quarter, compared with $19.8 million for the first quarter of 2015. Operating cash flow was $21.5 million for the quarter, compared with $22.2 million for the first quarter of last year. Free cash flow was $16.2 million for the quarter, compared with $19.9 million for the first quarter of 2015.

“The results for the first quarter reflect our continued progress on our operating and strategic plans, particularly in light of current market conditions,” said Gary Kovacs, chief executive officer. “Revenues from our emerging businesses which includes Mobile, VPN and hosted-SMB, grew 57 percent over the same period last year, comprising 28 percent of total revenue, while search represented just 16 percent. I am also pleased to report that the user migration to ZEN, our cross-platform, multi-device software reached 53 million and we are on track to turn on the monetization engine in the middle of the year. Based on early testing, we remain confident that ZEN will be a key component of our future growth strategy, protecting our users on any device anywhere and anytime they go online.”

[1]	Non-GAAP results for the first quarter of 2016 exclude $3.4 million in share based compensation expense and $8.0 million in acquisition amortization and other adjustments that comprised $0.3 million in acquisition related charges, $0.4 million in charges related to the unwinding of discounts and changes in fair value, $1.1 million in charges associated with the rationalization of the Company’s global operations, and $0.6 million in charges with the Company’s global IT landscape transformation, less $0.7 million in net reversals of capitalized development charges, and adjusted for impact of normalized tax rate of 12.5% as described in the Reconciliation of GAAP measures to non-GAAP measures.

Financial Outlook

Based on information available as of April 27, 2016, AVG is providing the following outlook for fiscal year 2016 as follows:

•	Revenue outlook is reconfirmed to be in the range of $440 million to $460 million.

•	Non-GAAP adjusted net income is expected to be in the range of $100 million to $104 million; non-GAAP adjusted net income per diluted ordinary share is expected to be in the range of $1.90 to $1.96.

•	GAAP net income is expected to be in the range of $43 million to $49 million; GAAP net income per diluted ordinary share is expected to be in the range of $0.81 to $0.93.

AVG’s expectation of non-GAAP adjusted net income for fiscal year 2016 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 12.5 percent. For the purpose of calculating GAAP net income per diluted ordinary share and non-GAAP adjusted net income per diluted ordinary share, the Company assumes approximately 53 million weighted-average diluted ordinary shares outstanding for the full year.

The financial information presented in this press release is neither audited nor reviewed.

Conference Call Information

AVG will hold its quarterly conference call today at 4:30 p.m. ET/1:30 p.m. PT/ 10:30 PM CET to discuss its first quarter 2016 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or using the following phone numbers and conference ID: +1 718 971 5738 (USA); +1 514 841 2153 (Canada); +420 225 376 428 (CZ); +44 20 3140 8286 (UK); Conference ID: 1924692.

Live and replay versions of the webcast can be accessed via http://investors.avg.com.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business that we believe are useful for investors.

Adjusted net income, net debt, free cash flow, cash conversion and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income, net debt, free cash flow, cash conversion and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income, net debt, free cash flow and cash conversion are measures of financial performance and liquidity, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, an analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures.” All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, diluted EPS, non-GAAP adjusted net income and non-GAAP diluted EPS for the fiscal year ending December 31, 2016 and/or future periods, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in our growth strategies; changes in our future prospects, business development, results of operations and financial condition; the anticipated costs and benefits of our acquisitions; our ability to maintain effective internal controls and procedures; our ability to comply with our credit agreements; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; changes in international or national tax regulations and related proposals; the assumptions underlying the calculation of our key metrics, including the number of our active users, revenue per average active user, subscription revenue per subscriber and platform revenue per thousand searches; potential effects of changes in the applicable search guidelines of our search partners; the status of or changes to our relationships with our partners, including Yahoo!, Google, and other third parties; changes in our and our partners’ responses to privacy concerns; our plans to launch new products and online services and monetize our full user base; the performance of our products, including AVG ZEN; our ability to attract and retain active and subscription users; our ability to retain key personnel and attract new talent; our ability to adequately protect our intellectual property; our geographic expansion plans; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; our legal and regulatory compliance efforts, including with respect to PCI compliance; and worldwide economic conditions and their impact on demand for our products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors.”

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company’s reports on Form 6-K and Form 20-F. The Company’s results of operations for the first quarter ended March 31, 2016 are not necessarily indicative of the Company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward looking statements in light of new information or future events.

About AVG

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management solutions that protect small and medium businesses around the world.

All trademarks are the property of their respective owners.

Investor relations contacts:
US: Bonnie McBride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Press information: http://now.avg.com

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(in thousands of U.S. dollars)

	December 31,	March 31,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$123,767	$123,372
Restricted cash	26,858	10,011
Trade accounts receivable, net	35,717	36,475
Inventories	1,027	761
Prepaid expenses	7,501	10,557
Other current assets	14,888	13,590

Total current assets	209,758	194,766
Non-current restricted cash	226	237
Property and equipment, net	23,508	23,322
Deferred income taxes	38,181	37,912
Intangible assets, net	105,719	98,136
Goodwill	297,434	298,455
Investment	660	660
Other assets	1,728	1,731

Total assets	$677,214	$655,219

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,763	$8,900
Accrued compensation and benefits	18,028	19,231
Accrued expenses and other current liabilities	82,887	62,743
Current portion of long-term debt	2,300	2,300
Income taxes payable	1,200	5,946
Deferred revenue	167,123	164,517

Total current liabilities	283,301	263,637
Long-term debt, less current portion	216,695	216,518
Deferred revenue, less current portion	33,004	32,489
Deferred tax liabilities	29,494	27,044
Other non-current liabilities	7,302	7,449

Total liabilities	569,796	547,137

Redeemable noncontrolling interest	16,800	16,800

Ordinary shares	727	727
Distributions in excess of capital	(113,211)	(110,819)
Treasury shares	(61,297)	(76,921)
Accumulated other comprehensive loss	(15,181)	(12,540)
Retained earnings	279,580	290,835

Total shareholders’ equity	90,618	91,282

Total liabilities and shareholders’ equity	$677,214	$655,219

AVG Technologies N.V.

Unaudited condensed consolidated statements of comprehensive income

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended
	March 31,
	2015	2016
	(in thousands of U.S. dollars)
Revenue:
Licenses	$66,486	$65,433
SaaS	15,095	23,383
Search	20,329	17,228
Other	900	1,827

Total revenue	102,810	107,871

Cost of revenue:
Software sales	(12,480)	(17,334)
Search and other	(1,332)	(1,270)

Total cost of revenue	(13,812)	(18,604)

Gross profit	88,998	89,267

Operating expenses:
Research and development	(20,677)	(23,723)
Sales and marketing	(28,797)	(28,664)
General and administrative	(19,750)	(20,548)

Total operating expenses	(69,224)	(72,935)

Operating income	19,774	16,332
Other expense, net	(4,390)	(3,170)

Income before income taxes	15,384	13,162
Income tax provision	(3,462)	(1,907)

Net income	$11,922	$11,255

Less: Net income attributable to redeemable noncontrolling interest	(3)	(8)

Net income attributable to AVG Technologies N.V.	$11,919	$11,247

Comprehensive income	9,803	13,896
Less: Comprehensive income attributable to redeemable noncontrolling interest	(479)	(8)

Comprehensive income attributable to AVG Technologies N.V.	$9,324	$13,888

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$11,919	$11,247
Redeemable noncontrolling interest	(479)	8

Net income available to ordinary shareholders - basic	$11,440	$11,255

Net income available to ordinary shareholders - diluted	$11,440	$11,255
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – basic	$0.22	$0.22
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.22	$0.22
Weighted-average shares outstanding – basic	51,599,964	51,018,326
Weighted-average shares outstanding – diluted	52,254,969	51,796,688

AVG Technologies N.V.

Unaudited condensed consolidated statements of cash flows

(in thousands of U.S. dollars)

	Three months ended March 31,
	2015	2016
OPERATING ACTIVITIES:
Net income	$11,922	$11,255
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,750	11,908
Share-based compensation	3,108	3,362
Deferred income taxes	2,941	(2,411)
Change in the fair value of contingent consideration liabilities	820	356
Amortization of financing costs and loan discount	430	491
Loss (gain) on sale of property and equipment	(56)	(98)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(10,099)	214
Net change in deferred revenue	2,415	(3,605)

Net cash provided by operating activities	22,231	21,472

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(2,302)	(5,227)
Proceeds from sale of property and equipment	57	156
Decrease (increase) in restricted cash	270	(12)

Net cash used in investing activities	(1,975)	(5,083)

FINANCING ACTIVITIES:
Payment of capitalized lease obligation	—	(19)
Debt issuance costs	(173)	(21)
Repayments of principal on current credit agreement	(575)	(575)
Proceeds from exercise of share options	1,818	1,792
Excess tax benefit	—	27
Repurchase of own shares	—	(18,307)

Net cash used in financing activities	1,070	(17,103)
Effect of exchange rate fluctuations on cash and cash equivalents	(577)	319

Change in cash and cash equivalents	20,749	(395)
Beginning cash and cash equivalents	138,907	123,767
Ending cash and cash equivalents	$159,656	$123,372

	Three months ended March 31,
	2015	2016
Supplemental cash flow disclosures:
Income taxes (paid)/received	$(1,214)	$(1,059)
Interest paid	$(3,614)	$(3,389)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2015	2016
Gross profit	$88,998	$89,267
Add back:
- Share-based compensation	12	47
- Acquisition amortization(1)	2,361	2,462
- Other adjustments(2)	44	435

Non-GAAP adjusted gross profit	$91,415	$92,211

Revenue	102,810	107,871

Non-GAAP adjusted gross profit margin	89%	85%

Operating expenses	$(69,224)	$(72,935)
Less:
- Share-based compensation	3,096	3,315
- Acquisition amortization(1)	4,341	5,533
- Other adjustments(2)	2,099	1,242

Non-GAAP adjusted operating expenses	$(59,688)	$(62,845)

Operating income	$19,774	$16,332
Add back:
- Share-based compensation	3,108	3,362
- Acquisition amortization(1)	6,702	7,995
- Other adjustments(2)	2,143	1,677

Non-GAAP adjusted operating income	$31,727	$29,366

Revenue	102,810	107,871

Non-GAAP adjusted operating income margin	31%	27%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended
	March 31,
	2015	2016
Net income	$11,922	$11,255
Add back:
- Share-based compensation	3,108	3,362
- Acquisition amortization(1)	6,702	7,995
- Other adjustments(2)	2,143	1,677
- Provision (Benefit) for income taxes	3,462	1,907

Non-GAAP adjusted profit before taxes	$27,337	$26,196

Less: Estimated provision for income taxes(3)	(3,417)	(3,275)

Non-GAAP adjusted net income	$23,920	$22,921

Weighted-average shares outstanding - diluted (in thousands)	52,255	51,797
Non-GAAP adjusted net income	23,920	22,921

Non-GAAP diluted EPS	$0.46	$0.44

	December 31,	March 31,
	2015	2016
Cash and cash equivalents	$123,767	$123,372
Current portion of long-term debt	(2,300)	(2,300)
Long-term debt, less current portion	(216,695)	(216,518)

Net debt	$(95,228)	$(95,446)

	Three months ended
	March 31,
	2015	2016
Net cash provided by operating activities	$22,231	$21,472
Less: payments for property and equipment and intangible assets	(2,302)	(5,227)

Free cash flow(6)	$19,929	$16,245

	Three months ended
	March 31,
	2015	2016
Revenue	$102,810	$107,871
Free cash flow	19,929	16,246

Cash conversion	19%	15%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Twelve months ended
	March 31,	March 31,
	2015	2016
Total revenue (trailing 12 months)	$383,337	$433,372
Active users at period end (in millions)(4)	202	183
Average active users (in millions)(5)	195	193

Twelve months trailing revenue per average active user	$1.97	$2.25

Share-based compensation

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2015	2016
Cost of revenue	$(12)	$(47)
Research and development	(731)	(624)
Sales and marketing	(549)	(516)
General and administrative	(1,816)	(2,175)

Share-based compensation	$(3,108)	$(3,362)

Acquisition amortization

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2015	2016
Cost of revenue	$(2,361)	$(2,462)
Research and development	(175)	(191)
Sales and marketing	(3,831)	(5,337)
General and administrative	(335)	(5)

Acquisition amortization	$(6,702)	$(7,995)

Other adjustments

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2015	2016
Cost of revenue	$(44)	$(435)
Research and development	296	444
Sales and marketing	(492)	(996)
General and administrative	(1,903)	(690)

Other adjustments	$(2,143)	$(1,677)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(1)	Includes amortization of acquired intangible assets.
(2)	Other adjustments between GAAP and non-GAAP measures in the three months ended March 31, 2016 comprised $0.3 million in acquisition related charges, $0.4 million in charges related to the unwinding of discounts and changes in fair value, $1.1 million in charges associated with the rationalization of the Company’s global operations, and $0.6 million in charges with the Company’s global IT landscape transformation, less $0.7 million in net reversals of capitalized development charges. Other adjustments between GAAP and non-GAAP measures in the three months ended March 31, 2015 comprised $0.3 million in charges associated with litigation settlements, $2.0 million in acquisition related charges, $0.8 million in charges related to the unwinding of discounts and changes in fair value and $0.1 million in charges associated with the rationalization of the Company’s global operations, offset against $0.9 million in net reversals of capitalized development charges.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the three months ended March 31, 2016 and 2015. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(4)	Active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days, (ii) represent a unique mobile device, which has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Beginning in 2015 we began to convert a number of our free users to our Zen enabled products. We continue to improve our internal systems and in March 2016 reported the number of Zen users as 53 million users based on these improvements. The ZEN user number as at the end of December 2015 would have been 51 million users if measured on a similar basis rather than the 47 million we reported. We do not have data for Zen users based on this new counting methodology prior to December 2015. There is no change to the total number of users reported at December 31, 2015 or March 31, 2016.
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.
(6)	The free cash flow for the three months ended March 31, 2016 includes the payment of $3.5 million relating to the other adjustments referred in note 2 above. The free cash flow for the three months ended March 31, 2015 includes the payment of $1.6 million relating to the other adjustments.